                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
------------------------------------------------------------------------------
                            AMENDMENT NO. 2 TO THE
                                SCHEDULE 14D-9
                           FILED ON AUGUST 18, 1997
                                     and
                               AMENDMENT NO. 3
                                    to the
                                SCHEDULE 14D-9
                            FILED ON JULY 24, 1997
                    Solicitation/Recommendation Statement
                     Pursuant to Section 14(d)(4) of the
                       Securities Exchange Act of 1934
------------------------------------------------------------------------------

                    BOSTON FINANCIAL TAX CREDIT FUND VIII,
                             A LIMITED PARTNERSHIP
                          (Name of Subject Company)

                    BOSTON FINANCIAL TAX CREDIT FUND VIII,
                             A LIMITED PARTNERSHIP
                     (Name of Person(s) Filing Statement)

                                    UNITS
                       (Title of Class of Securities)

                                  10065E100
                     CUSIP Number of Class of Securities)

------------------------------------------------------------------------------

                          Michael H. Gladstone, Esq.
                    c/o Boston Financial Securities, Inc.
                               101 Arch Street
                               Boston, MA 02110
                                (617) 439-3911
                    (Name, Address and Telephone Number of
         Persons Authorized to Receive Notices and Communications on
                  Behalf of the Person(s) Filing Statement)

                                  Copies to:
                            Joseph T. Brady, Esq.
                               Peabody & Brown
                              101 Federal Street
                               Boston, MA 02110
                                (617) 345-1000

    This Amendment amends the Schedule 14D-9s previously filed (and as amended to date, if applicable) (the "Previously Filed Schedule 14D-9") by Boston Financial Tax Credit Fund VIII, A Limited Partnership, a Massachusetts limited partnership (the "Partnership") with regard to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated July 24, 1997, as amended by the amendment thereto dated August 18, 1997 and as further amended by another amendment thereto dated August 25, 1997, by Oldham Institutional Tax Credits LLC ("Oldham"), a Massachusetts limited liability company and an affiliate of the General Partner and with regard to the competing tender offer by Everest Tax Credit Investors, LLC, a California limited liability company, and Everest Tax Credit Investors II, LLC, a California limited liability (together, "Everest") disclosed in a Tender Offer Statement on Schedule 14D-1 dated August 11, 1997, as amended by the amendment thereto dated August 20, 1997. This Amendment amends the previously filed Schedule 14D-9 to add additional information. Capitalized terms used but not defined herein have the meaning ascribed to them in the Previously Filed Schedule 14D-9.

    Item 4.   The Solicitation or Recommendation.

    Item 4(b) is hereby amended by replacing the sixth bullet paragraph with the following bullet paragraph

- The Oldham Offer requires you to assign all Low-Income Housing Credits (approximately $11.83 per Unit per month in 1997), tax losses and distributions, allocated or distributed with regard to the Units after August 31, 1997. However, the Oldham Offer does not require you to bear the cost of transfer fees. The Everest Offer requires you to assign all Distributions (as defined in the Everest Offer) with regard to the Units after July 31, 1997, but only requires the assignment of tax credits allocated with regard to the Units after September 30, 1997. However, the Everest Offer requires you to bear the cost of the transfer fees of $10 per Unit transferred ($100 minimum and $500 maximum).

    Item 9.   Material to be Filed as Exhibits.

    (a)(2) Letter from Boston Financial Tax Credit Fund VIII, A Limited Partnership, to Limited Partners, dated September 2, 1997.

                                  SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 2, 1997

                                BOSTON FINANCIAL TAX CREDIT FUND VIII,
                                A LIMITED PARTNERSHIP

                                By:  ARCH STREET VIII LIMITED
                                     PARTNERSHIP, General Partner

                                     By:  ARCH STREET VIII, INC., its General
                                          Partner

                                          By:     /s/ Jenny Netzer
                                          Name:   Jenny Netzer
                                          Title:  President

                                 EXHIBIT INDEX


EXHIBIT NO.                  TITLE

99.(a)(3)                    Letter from Boston Financial Tax Credit
                             Fund VIII, A Limited Partnership, to Limited
                             Partners, dated September 2, 1997.